Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-2516	E -mail Address BWells@stblaw.com

April 8, 2025

Via EDGAR

Emily Rowland

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Private Real Estate Credit and Income Fund

Registration Statement on Form 10

File No. 000-56726

Dear Ms. Rowland:

On behalf of Blackstone Private Real Estate Credit and Income Fund (formerly, Blackstone Private Real Estate Credit Fund, the “Fund”), we hereby file this letter with the Securities and Exchange Commission (the “Commission”) in response to comments received from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via email on March 17, 2025 (the “Comment Letter”) with respect to the above-referenced registration statement on Form 10 (the “Registration Statement”).

We are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. Unless otherwise defined below, capitalized terms shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Fund. The Fund will file a pre-effective amendment to the Registration Statement reflecting the changes described herein at a later date.

General Comments

1.

The Registration Statement states that the Fund intends to file an election to be regulated as a BDC under the Investment Company Act of 1940 (the “Investment Company Act”) as soon as reasonably practical following its filing of this Form 10. In correspondence, please advise as to when the Fund expects to file such election.

Response: The Fund expects to file an election to be regulated as a BDC under the Investment Company Act prior to commencing investment activities.

Securities and Exchange Commission	April 8, 2025

2.

Please advise in correspondence if the Fund or Advisor expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Fund, other than the Order, and application for a new co-investment exemptive order which would supersede the Order if granted, as described in the Registration Statement.

Response: The Fund hereby confirms that it does not currently expect to submit or rely on any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Fund other than the existing Order and, if granted, the aforementioned new co-investment exemptive order.

3.

Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of Common Shares in the event of a preferred shares offering.

Response: The Fund may issue debt or preferred stock within one year from the effective date of the Registration Statement. Accordingly, the Fund has added the following disclosure:

If we issue preferred shares or convertible debt securities, the NAV of our common shares may become more volatile.

We cannot assure you that the issuance of preferred shares or convertible debt securities, if any, would result in a higher yield or return to the holders of our common shares. The issuance of preferred shares or convertible debt securities would likely cause the NAV of our common shares to become more volatile. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common shares would be reduced. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common shares than if we had not issued the preferred shares or convertible debt securities. Any decline in the NAV of our investment would be borne entirely by the holders of our common shares. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of our common shares than if we were not leveraged through the issuance of preferred shares or debt securities.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred shares or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or the

Securities and Exchange Commission	April 8, 2025

interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred shares or convertible debt securities. In addition, we would pay (and the holders of our common shares would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, debt securities, convertible debt, or any combination of these securities. Holders of preferred shares or convertible debt securities may have different interests than holders of common shares and may at times have disproportionate influence over our affairs.

Holders of any preferred shares that we may issue will have the right to elect certain members of our Board of Trustees and have class voting rights on certain matters.

The 1940 Act requires that holders of preferred shares must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred shares are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.

4.

We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund respectfully acknowledges the Staff’s comment.

Registration Statement

Summary Risk Factors

5.

Please bold bullets six and seven on page 3 and bullets one and five on page 4 to better highlight these risks. Additionally, please add risk disclosure to bullet seven on page 3 to clarify that the Fund does not intend to list its Common Shares on any securities exchange. Finally, please add risk disclosure to this section addressing the following risks:

a.	The Fund intends to invest primarily in private instruments for which very little public information exists; and

b.	The Fund expects to invest in securities rated below investment grade, which are often referred to as “junk.”

Securities and Exchange Commission	April 8, 2025

Please also cross-reference the discussion regarding the risks associated with a leveraged capital structure.

Response: The Fund has deleted the sixth bullet on page 3, as it is duplicative of the seventh bullet. With respect to the remainder of the Staff’s comment, the Fund has revised its disclosure accordingly.

Item 1. Business

6.	With respect to the Fund’s real estate-related debt origination, please disclose:

a.	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s investment restrictions;

Response: The Fund has revised this disclosure to indicate that, subject to the restrictions of applicable law, there are no limits on the Fund’s ability to originate loans.

b.	The loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

Response: The Fund respectfully submits that the existing disclosure, which is included below, addresses the loan selection process, geographic location and loan type. The Fund has revised its disclosure with respect to maturity and duration of individual loans and borrower type as follows:

BREC will aim to originate, acquire, finance and manage a portfolio consisting of a broad range of real estate-related investments in or relating to private and public debt, equity or other interests on a global basis. BREC will generally focus on sourcing investments and primarily invest (70% or greater) in the U.S., given that investments outside the U.S. generally will not be BDC Qualifying Assets. BREC expects its borrowers to primarily be special purpose vehicles formed to invest in real estate.

BREC does not have limits on maturity and duration of individual loans and has the flexibility to invest across different strategies and geographies where we find the most compelling value and opportunities – Global Lending, Real Estate Securities and Structured Solutions. We will maintain a focus on lending on high-quality assets across these strategies:

c.	Whether the Fund will be involved in servicing the loans and, if so, as description of its servicing obligations;

Response: The Fund does not expect to be involved in the servicing of loans; however, if this changes in the future the Fund will update its disclosure accordingly.

d.	Whether the Fund or any of its affiliates will or has set up its own online lending platform to originate these loans; and

Securities and Exchange Commission	April 8, 2025

Response: Neither the Fund nor any of its affiliates has or expects to set up its own online lending platform to originate loans; however, if this changes in the future the Fund will update its disclosure accordingly.

e.	Whether creditors of a securitization vehicle will have recourse against other Fund assets in the event of default or otherwise.

Response: The Fund confirms that it does not expect that creditors of a securitization vehicle will have recourse against other Fund assets in the event of default or otherwise.

Please also explain in correspondence whether any party other than the Fund will be paid any fees – including structuring or similar fees – in connection with the creation or operation of a securitization vehicle.

Response: The Fund confirms that there are no current plans for any party other than customary unaffiliated underwriters, placement agents and service providers to be paid any fees – including structuring or similar fees – in connection with the creation or operation of a securitization vehicle originated or issued by the Fund.

7.

Please clarify whether the Fund will invest directly in real property (as suggested in the principal risk factors). If yes, please disclose how such investments will be structured (in addition to responses to comment 23, below) and provide corresponding strategy disclosure. Please also disclose what percentage of the Fund’s portfolio will consist of real property.

Response: The Fund confirms that, while it would seek to hold any real property it owns in a taxable subsidiary, it does not currently intend to invest directly in real property in the ordinary course, except that it may invest in real property subject to leases, such as net leases, if such investments are expected to (i) make regular distributions, dividends, interest, rent or other similar types of payments and (ii) generate returns primarily from income. The risk factor noted is intended to generally cover situations in which a foreclosure occurs, and the Fund becomes the owner of the underlying property of the applicable special purpose vehicle. The Fund has expanded the disclosure to reflect that the Fund may invest in real property subject to net leases by adding the following disclosure:

Our investments in net leased commercial properties expose us to risks.

We may invest in commercial properties subject to net leases, which exposes us to risks related to net leased commercial properties.

Typically, net leases require the tenant to pay substantially all of the operating costs associated with the properties, such as insurance, real estate taxes and costs of maintaining the property, and make the tenant responsible for maintaining, operating and managing the property. Therefore, our net lease investments are materially dependent on the financial stability and ability to achieve business success of our tenants, which in turn is materially dependent on a wide range of factor beyond their control and ours, such as changes in consumer preferences, local economic conditions and interest rate levels, among other macroeconomic factors. In addition, net leases typically have longer lease terms and there can be no assurance contractual rental increases will result in market rates for the full term of the lease.

Securities and Exchange Commission	April 8, 2025

Any termination of or default on a lease by any tenant would result in lost revenue from the property and could require us to use another source of capital to meet debt payments and other costs related to the property. If a tenant becomes bankrupt, our rights as a property owner will be restricted, including by limiting the amount of unpaid rent we can collect, and the tenant will have additional rights, including authority to reject and terminate its lease. If a lease is terminated for any reason, in addition to losing revenue, we may also incur substantial costs, including capital expenditures and maintenance costs required for the property to be suitable for and attractive to desirable tenants. There can be no assurance we will be able to lease any vacant property on a timely basis, favorable terms or at all.

8.

With respect to the Fund’s 80% policy, please explain in the disclosure what is meant by “other debt-like or credit-oriented investments with a debt-like return and risk profile,” and provide the types of primary investments that would fulfill this description, including disclosure that makes clear the nexus of such investments to the Fund’s 80% policy to invest in private real estate credit investments. In this regard, we note the Investment Strategy disclosure indicates the Fund invest in public debt and equity, in addition to private credit. Please also confirm that the Company will not include unfunded commitments or equity investments in its 80% policy. Also include disclosure of whether the policy will be fundamental or non-fundamental, and if the latter, also disclose that investors will be given 60 days’ advance notice of any change in such policy.

Response: The Fund’s name has been revised to Blackstone Private Real Estate Credit and Income Fund, and references to “debt-like” and “credit-oriented investments with a debt-like return and risk profile” have been removed from the Fund’s 80% policy. The Fund’s 80% policy has been revised as follows:

Under normal circumstances, we will invest directly or indirectly at least 80% of our ~~total~~ assets (~~i.e.,~~ net assets plus borrowings for investment purposes) in private real estate credit ~~instruments~~ investments (loans, debt securities, preferred stock) and other ~~debt-like or credit-oriented~~ investments ~~with a debt-like return and risk profile).~~ that are expected to (i) make regular distributions, dividends, interest, rent or other similar types of payments and (ii) generate returns primarily from income (including investments in leased assets that meet these criteria), in each case, that are offered privately or are investments in private companies.

In addition, the Fund hereby confirms that unfunded commitments will not count towards the Fund’s 80% policy. The Fund may consider equity investments to count towards the Fund’s 80% policy to the extent they meet the criteria for income-focused investments set forth above. Additionally, the Fund will consider residual tranche (which may be characterized as “equity”) investments in structured finance vehicles collateralized by real estate private credit instruments, including CMBS, as counting towards its 80% policy. In this respect, the Fund views an investment in the residual tranche to be consistent with exposure to the underlying private real estate credit instruments and, accordingly, counted towards the Fund’s 80% policy. The Fund has revised its disclosure to clarify that Fund’s 80% policy is not fundamental and may be changed by the Board of Trustees without shareholder approval and that the Fund will provide shareholders with at least 60 days’ notice prior to changing the policy.

Securities and Exchange Commission	April 8, 2025

9.

When describing the more fulsome principal investment strategy, including the public debt component, please also include all principal investments that are described under “Principal Risk Factors,” such as: B-notes, instruments used for leverage (e.g., credit default swaps or other derivative transactions); non-recourse securitizations, TRS agreements, CLOs, RMBS; construction lending activities; original issue discount and PIK instruments; and SRTs.

Response: The Fund has revised its disclosure, including where appropriate to correlate to the existing risk disclosure, as follows:

The Fund’s investment strategy is to originate, acquire, finance and manage a portfolio consisting of a broad range of real estate-related investments in or relating to private and public debt, equity or other interests on a global basis, with a primary focus in the U.S. The Fund may invest in, or originate, real estate-related debt and equity securities, including subordinated debt, mortgage-backed securities (“MBS”), B-Notes, and collateralized loan obligations (“CLOs”). See “Item 1A. Risk Factors—Risks Related to the Fund’s Investments.” Subject to the restrictions of applicable law, there are no limitations on the Fund’s ability to originate loans. Through our Adviser, we draw on Blackstone’s extensive real estate debt investment platform and its established sourcing, underwriting, and structuring capabilities to execute our investment strategy. In addition, we have access to Blackstone’s extensive network and substantial real estate and other investment holdings, which provides access to market data on a scale that may generally not be available to others in the market.

10.

Under “Real Estate Securities,” please disclose what is meant by a “wider array of credit profiles” by disclosing what credit profiles the Fund will include (e.g., per the principal risk factors, that the Fund will invest in securities rated below investment grade, which are often referred to as “junk,” and investment grade securities, and that the Fund will invest in distressed loans, or loans and investments that later become distressed, or loans on properties in transition).

Response: The Fund has revised its disclosure as follows:

Real Estate Securities: BREC will seek to invest in liquid real estate-related debt, primarily CMBS but also RMBS and commercial real estate CLOs. BREC’s investments in securities will add access to a wider array of asset and credit profiles (from investment grade to below investment grade), while also allowing BREC to capitalize during periods when public market securities prices diverge from underlying collateral value.

11.	Please clarify in the disclosure how “Structured Solutions” relate to real estate credit.

Response: The Fund has revised its disclosure as follows:

Structured Solutions: BREC will seek to provide creative financing solutions to borrowers or other counterparties with real estate-related investments in need of liquidity or balance sheet solutions related to their exposure to real estate assets, including purchases of discounted performing bank loan portfolios.

Securities and Exchange Commission	April 8, 2025

12.

If the Fund intends to invest in covenant lite loans in connection with implementing its investment strategy, please disclose so, and also disclose the risks associated with these types of transactions.

Response: The Fund may invest in covenant lite loans, but it is not part of the Fund’s principal investment strategy.

Potential Conflicts of Interest; Co-Investment Opportunities

13.

We note the following disclosure: “By acquiring an interest in the Fund, each investor will be deemed to have acknowledged and consented to the existence or resolution of any such actual, apparent or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest to the fullest extent permitted by law; provided that such consent waiver shall not be construed as a waiver of the shareholder’s rights under federal securities laws or a consent to a violation of federal securities laws (underlining added).” We note approximately 11 instances of such consent disclosure in the Registration Statement. Please include the underlined proviso each time the Registration Statement contains an investor acknowledgment and consent to an apparent or potential conflict of interest.

Response: The disclosures have been revised throughout to indicate that the consent and waiver do not apply to the federal securities laws.

Management Fee and Incentive Fee

14.

We note the future start date of the management fee (July 1, 2028, which may be further delayed). Please advise as to whether there is a possibility that the Adviser may recoup a management fee for the period prior to the management fee start date. Please also advise whether investors who purchase shares of the Fund after the management fee start date will bear different fees from the Fund’s initial investors. We may have further comments.

Response: The Fund hereby confirms that pursuant to its investment advisory agreement, the management fee is not charged prior to the management fee start date and the Adviser is not entitled to recoup its management fee for the period prior to the management fee start date. After the management fee start date, all investors who hold shares of the Fund, including the Fund’s initial investors who continue to hold shares as of such date, will bear the same management fee.

15.

In this section, or an otherwise appropriate location, please consider adding (i) a fee table that conforms to requirements of Item 3 of Form N-2, and (ii) an easy-to-understand example describing the incentive fee (e.g., results in the Company paying an incentive fee equal to X% on income that exceeds our y% hurdle).

Securities and Exchange Commission	April 8, 2025

Response: The Fund respectfully declines to include the requested disclosures with respect to the fee table. The Fund is aware that Form N-2 (used for registered public offerings by business development companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3 of Form N-2. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports. The Fund respectfully submits that the existing disclosure on page 13-14 of the Registration Statement includes an easy-to-understand example describing the incentive fee.

16.

Please disclose in this section that the Fund makes investments or uses techniques (such as leverage, use of PIK and OID securities) that have the effect of increasing its compensation, including management fee and incentive compensation. Please also add this conflict disclosure to the relevant risks, such as “Our investments may include original issue discount and PIK instruments.”

Response: The Fund respectfully submits that the Fund’s management fee is charged on its net asset value and, therefore, the Fund’s use of leverage does not increase its management fee. The Fund has revised its disclosure with respect to the incentive fee to add the following:

The Adviser may utilize various investment structures and investment techniques in the pursuit of the Fund’s investment strategy. Some such investments, such as original issue discount (“OID”) and payment-in-kind (“PIK”) loans or securities, or investment techniques (such as leverage) may potentially give rise to conflicts of interests in relation to the Adviser’s selection of investments or use of techniques that have the effect of increasing the Adviser’s Incentive Fee.

Private Placement

17.

For clarity and completeness, please consider disclosing in the Registration Statement the minimum initial commitment of capital that will be required of investors, any minimums applicable to follow-on capital commitments, and the bases upon which the Adviser in its discretion may accept lower amounts or decline to accept particular commitments.

Response: The Fund has revised its disclosure to add the following:

The minimum investment is $25 million in the initial sale of common shares in the offering and $5 million for subsequent closings that may occur on a monthly basis thereafter; the Adviser has discretion to accept lesser amounts.

Leverage and Senior Securities

18.

Please clarify what is meant by the following sentence: “On [ ], our sole shareholder elected to adopt this 150% threshold and declined the Fund’s offer to repurchase all of its outstanding common shares pursuant to Section 61(a)(2) of the 1940 Act” (e.g., clearly state here that this means, therefore, that the Fund can use a 150% threshold for leverage).

Securities and Exchange Commission	April 8, 2025

Response: The Fund has revised its disclosure to add the following:

On April 1, 2025, our sole shareholder elected to adopt this 150% threshold and declined the Fund’s offer to repurchase all of its outstanding common shares pursuant to Section 61(a)(2) of the 1940 Act. This election became effective the following day. Accordingly, we may utilize an asset coverage ratio of 150%, which means that we may incur up to two dollars of debt for every dollar of equity.

Item 1A. Risk Factors

19.

Under “An investment in our common shares will have limited liquidity...”, the Fund states that “shareholders who participate in a repurchase offer must do so without knowledge of what the repurchase price of our common shares will be on the repurchase date.” We note that Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time.

Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The Fund respectfully acknowledges the comment and notes that it believes its current disclosure is consistent with the Staff’s comment.

20.	Please revise the risk factors throughout, as applicable, to reflect the current regulatory environment (e.g., please update the discussion of the “relatively new and evolving” Dodd-Frank Act).

Response: The Fund has revised its disclosure accordingly.

21.

Under “Loans or investments involving international real estate-related assets are subject to special risks that we may not manage effectively,...”, please confirm that any increase over time in non-U.S. investments will be subject to the limitations of the Fund investing “Qualifying Assets.”

Response: The Fund hereby confirms that any increase over time in non-U.S. investments will be subject to the limitation of the Fund investing in “Qualifying Assets.”

22.

Please specify, under “Our loans and investments may be concentrated in terms of geography, asset types, and sponsors, which could subject us to increased risk of loss,” as well as the Investment Strategy section, whether the Fund’s investments will be concentrated in any particular geography, asset types, or sponsors.

Securities and Exchange Commission	April 8, 2025

Response: The Fund has revised its disclosure to add the following:

We do not currently intend to concentrate, except to the extent necessary to comply with BDC rules regarding Qualifying Assets (see “Item 1. Business—Regulation as a Business Development Company”); however, subject to the Adviser’s judgment regarding attractive investment opportunities, the Fund retains the flexibility to concentrate its investments in the future. To the extent that our assets are concentrated in any one region, sponsor or type of asset, economic and business downturns generally relating to such region, sponsor or type of asset may result in defaults on a number of our investments within a short time period, which could adversely affect our results of operations and financial condition. In addition, because of asset concentrations, even modest changes in the value of the underlying real estate assets could have a significant impact on the value of our investment.

23.

The disclosure contemplates the creation by the Fund of one or more subsidiaries (including JVs) in connection with securitizations, real estate investments, and other investments. With respect to any Subsidiary[1]:

a.

Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[2] If the Fund will invest only through wholly-owned subsidiaries, please instead disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund has added the following risk factor to the “Risk Factors – Risks Related to the Fund’s Investments” section:

We are subject to risks associated with investing through Subsidiaries.

We expect to in the future invest in entities (1) that will be primarily controlled by us; and (2) that primarily engage in investment activities in securities or other assets (each such entity, a “Subsidiary”). A Subsidiary is “primarily controlled” by a fund when (a) the fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the fund’s control of the unregistered entity is greater than that of any other person. In addition, we do not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by us. Our Board of Trustees has oversight responsibility for our investment activities, including any investment in any Subsidiary, and our role as member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as us.

[1]

“Subsidiary,” when used in this comment, refers to an entity (regardless of whether or not the fund set up the entity) that (1) is primarily controlled by the fund (as defined above); and (2) primarily engages in investment activities in securities or other assets.

[2]

“Primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Investment Company Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person.

Securities and Exchange Commission	April 8, 2025

We do not expect that any Subsidiary will be required to register as an investment company under the 1940 Act. We expect that any investment advice provided by an investment adviser to our Subsidiary would be provided by our Adviser, and our Board of Trustees will consider any investment advisory services provided to a Subsidiary in connection with the Board of Trustees’ annual consideration of our investment advisory agreement. Any investment advisory agreement for a Subsidiary will comply with Section 15 of the 1940 Act, including that (i) such investment advisory agreement will be approved by the Board of Trustees and (ii) such investment advisory agreement between the Subsidiary and its investment adviser will be filed as an exhibit to our public filings.

We will comply with Section 61 of the 1940 Act, governing investment policies, capital structure and leverage, on an aggregate basis with any Subsidiary. Any Subsidiary also would comply with Section 57 of the 1940 Act relating to affiliated transactions and custody. We would “look through” any such Subsidiary to determine compliance with its investment policies.

b.

The Fund will comply with the provisions of the Investment Company Act governing capital structure and leverage (Section 61) on an aggregate basis with a Subsidiary so that the Fund treats the Subsidiary’s debt as its own.

Response: The Fund has revised its disclosure accordingly, as reflected in the last paragraph of the risk disclosure added in response to Comment 23.a above.

c.	Any investment in a Subsidiary will comply with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the Subsidiary.

Response: The Fund confirms that investments by a Subsidiary of the Fund will comply with the provisions related to affiliated transactions and that the assets of any Subsidiary will be held by a custodian meeting the requirements of Section 17(f).

d.

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Fund expects that any investment advice provided by an investment adviser to a Subsidiary of the Fund would be provided by the Fund’s investment adviser and confirms that the Fund’s Board of Trustees will consider any investment advisory services provided to a Subsidiary of the Fund in connection with the Board of Trustees’ annual consideration of the Fund’s investment advisory agreement. Accordingly, at this time the Fund does not believe additional disclosure is required.

Securities and Exchange Commission	April 8, 2025

The Fund expects that any Subsidiary will not be required to register as an investment company under the 1940 Act, and therefore any investment advisory agreement with such Subsidiary will not be subject to the provisions of Section 15 of the 1940 Act. Nevertheless, the Fund confirms that, to the extent that any such investment advisory agreement provides for compensation from the Fund or any Subsidiary, (i) such investment advisory agreement will be approved by the Fund’s Board of Trustees and (ii) such investment advisory agreement between the Subsidiary and its investment adviser will be filed as an exhibit its public filings.

e.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Fund’s existing and currently contemplated Subsidiaries will be utilized in connection with the Fund’s principal investment strategies, as currently disclosed in the Registration Statement. Accordingly, the Fund believes that the current disclosure regarding the Fund’s principal investment strategies and principal risks reflects the aggregate expected operations of the Fund and any Subsidiaries, and no revisions are required. The Fund will update disclosure regarding its Subsidiaries as needed in its periodic reports.

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund hereby confirms that the financial statements of its current Subsidiaries will be consolidated with the Fund’s financial statements.

g.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund hereby confirms that its Subsidiaries will agree to inspection by the staff of the SEC. The Fund further confirms that each Subsidiary’s books and records would be maintained in accordance with Section 31 of the 1940 Act.

h.	If the Subsidiary is a foreign entity, please disclose that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund hereby confirms that any foreign organized Subsidiary and the Subsidiary’s board of directors, if any, have agreed or will agree to designate an agent for service of process in the United States.

Securities and Exchange Commission	April 8, 2025

i.

If the Subsidiary is wholly-owned, please disclose that the wholly-owned subsidiary’s management fee (including any performance or incentive fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table if one is included.

Response: The Fund hereby confirms that the Fund’s wholly-owned Subsidiaries’ management fees (including any performance or incentive fee), if any, and expenses will be included in the Fund’s consolidated financial statements.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence

24.

Under “Potential Conflicts of Interest,” we note that certain other SEC filings for Blackstone funds contain additional conflict of interest disclosure (e.g., related to data). In this regard, please confirm that all known conflicts of interest are disclosed.

Response: The Fund hereby confirms that its believes that the disclosure appropriately covers potential conflicts of interest with respect to this Fund.

25.

Under “Performance-Based Compensation,” which is under “Potential Conflicts of Interest,” please disclose as in other similar Blackstone filings, if true, that: the manner in which the Adviser’s entitlement to incentive fees is determined may result in a conflict between their interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones, and; with respect to the Adviser’s entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

Response: The Fund has revised its disclosure to add the following:

In addition, the manner in which the Adviser’s entitlement to Capital Gains Incentive Fee is determined may result in a conflict between its interest and the interest of shareholders with respect to the sequence and timing of disposals of investments. For example, the Adviser may be incentivized to realize capital gains prior to a year end, if such realized gains, net of realized and unrealized losses, would result in a payment of the Capital Gains Incentive Fee.

26.

Please tell us if the Fund currently holds any investments, or intends to hold any investments prior to effectiveness of the Registration Statement. Has the Fund entered into, or does it intend to enter into, any warehousing transaction for purposes of establishing its initial investment portfolio?

Response: The Fund does not currently hold any investments. The Fund will not make any investments prior to effectiveness of the Registration Statement. The Fund has not entered into a warehousing transaction as of the date of this Letter.

Securities and Exchange Commission	April 8, 2025

From time to time the Adviser and/or its affiliates may agree with one or more independent third parties (each, a “Financing Provider”) that certain funds or accounts managed by the Adviser and/or its affiliates, including the Fund (together, the “Accounts”), shall have the option but not the obligation to purchase loans or other instruments in whole or in part (each, an “Option Asset”) from the Financing Provider at the Adviser’s sole discretion. There shall be no obligation whatsoever for any Account, the Fund, the Adviser, or its affiliates to otherwise purchase any Option Asset.

Item 11. Description of Registrant’s Securities to be Registered

27.

We note the disclosure, under “Amendment of the Declaration of Trust; No Approval by Shareholders,” that the Trustees may, without the approval or vote of the shareholders, amend or supplement the Declaration of Trust in any manner, including, to impose “control share” type provisions. We also note that the state in which the Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please state that recent federal precedent has found that such control share acquisition provisions are not consistent with the Investment Company Act. Also disclose in the Registration Statement that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances (i.e., a business development company organized in a state that does not have a control share acquisition statue specifically applicable to the Fund).”

Response: The Fund has revised its disclosure to remove “to impose ‘control share’ type provisions” in the above-referenced disclosure.

Item 13. Financial Statements and Supplementary Data

28.

Please file an amended Form 10 filing with complete audited financial statements which satisfy the disclosure requirements of Article 3 of Regulation S-X, at least 15 days prior to the Form 10’s effectiveness. We may have additional comments on the financial statements once filed.

Response: The Fund acknowledges the Staff’s comment. The Fund respectfully notes that there is no requirement to provide an amended Form 10 at least 15 days prior to effectiveness. The Fund will file an amended Form 10 with complete financial statements prior to the Registration Statement becoming effective, consistent with the practice of many other BDC registrants that have made filings on Form 10.

***

Securities and Exchange Commission	April 8, 2025

Please call me at 212-455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:

Andrea Ottomanelli Magovern, Assistant Director

Matthew Williams, Branch Chief

Kevin Michel, Blackstone

Samuel M. Kardon, Blackstone

Lucie Enns, Blackstone

Rajib Chanda, Simpson Thacher & Bartlett LLP

Jonathan Gaines, Simpson Thacher & Bartlett LLP

Bissie Bonner, Simpson Thacher & Bartlett LLP

Stephanie Chaung, Simpson Thacher & Bartlett LLP